SEC Mail Processing Section
APR 12 2016
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409

SE([barcode] 16002197)N

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 53702

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ITAU BBA USA SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 5TH AVENUE, 50TH FLOOR
(No. and Street)

NEW YORK	NEW YORK	10153
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ALVARO SPINOLA PINTO 212-845-9812
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

RECEIVED

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ______ALVARO SPINOLA PINTO____________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___ITAU BBA USA SECURITIES, INC.____, as of ______DECEMBER 31_______________________________, 2015__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

TALYIAH M. MARISSA
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01MA6325766
Qualified in Queens County
Commission Expires June 1, 2019

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Itau BBA USA Securities, Inc.
Statement of Financial Condition
December 31, 2015

Itau BBA USA Securities, Inc.
Index
December 31, 2015

pwc

Report of Independent Registered Public Accounting Firm

To Management of Itau BBA USA Securities, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Itau BBA USA Securities, Inc. (the "Company") at December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 4, 2016

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Itau BBA USA Securities, Inc.
Statement of Financial Condition
December 31, 2015

Assets	
Cash and cash equivalents	$ 397,337,242
Receivables from affiliates	9,007,137
Receivable from broker-dealers and clearing organizations	27,603,398
Securities failed-to-deliver	12,485,283
Open securites position - LMV	823,043
Fixed assets and leasehold improvements, at cost, net of accumulated depreciation and amortization of $7,674,456	4,694,424
Current tax receivable	3,666,609
Other assets	12,650,782
Total assets	$ 468,267,918
Liabilities and Stockholder's Equity	
Liabilities	
Securities failed-to-receive	$ 12,485,283
Open securites position - SMV	165,803
Payables to affiliates	3,722,321
Accounts payable and accrued expenses	19,543,553
Deferred rent	8,741,912
Total liabilities	44,658,872
Commitments and Contingencies (Note 13)	
Stockholder's Equity	
Common stock - $0.01 par value, 10,000 shares authorized, issued and outstanding	100
Additional paid-in capital	431,447,628
Retained earnings	(7,838,682)
Total stockholder's equity	423,609,046
Total liabilities and stockholder's equity	$ 468,267,918

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Description of the Business

Itau BBA USA Securities, Inc. (the "Company"), a Delaware corporation, is wholly owned by Itau USA, Inc., (the "Parent"). The ultimate parent entity is Itau Unibanco Holding S.A. ("Itau Unibanco"), a publicly owned Brazilian banking corporation. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). In addition, the Company is registered as an introducing broker with the Commodity Futures Trading Commission ("CFTC"). The Company has not yet commenced offering futures transactions to customers.

The Company's business activities include investment banking, institutional sales, prime brokerage (discontinued July 2015, as described in note 2), trading, and investment advisory services with respect to U.S. and international securities. The Company clears its U.S. transactions through a third-party clearing broker. International transactions are cleared through affiliates and another third party broker-dealer.

2. Securities Lending and Borrowing ("SLAB")

The Company decided to discontinue its securities lending and borrowings business in April 2015. The subsequent unwinding of activities was completed in July 2015. At December 31, 2015 the Company had no balances recorded relating to SLAB in the statement of financial condition.

In connection with the decision to discontinue such business activities, the Company terminated its contract with Broadridge, who processed the transactions for the SLAB business. This occurred in October, 2015. Accrued liability for this Contract as of December 31st, 2015 was $1,140,000.

Transactions involving securities purchased under agreement to resell or securities sold under agreements to repurchase were accounted for as collateralized agreements or financings except where the Company did not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It was the policy of the Company to obtain possession of collateral with fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral was valued daily, and the Company had the ability to require counterparties to deposit additional collateral or return collateral pledged when appropriate. Reverse repos and repos were carried at fair value. Interest on such contract amounts was accrued and was included in the statement of financial condition in receivables from and payables to broker-dealers and clearing organizations.

Securities borrowed and securities loaned transactions were generally reported as collateralized financings, except where other securities were used as collateral. Securities borrowed transactions required the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company received collateral in the form of cash or other collateral in an amount generally in excess of the fair value of securities loaned. The Company monitored the fair value of securities borrowed and loaned daily, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received adjusted for additional collateral obtained or received. Interest on such transactions was accrued and was included in the statement of financial condition in receivables from and payables to broker-dealers and clearing organizations.

3. Significant Accounting Policies

Cash and Cash Equivalents

The Company defines cash equivalents as short-term interest bearing investments with maturities at the time of purchase of three months or less. Cash on deposit with financial institutions may, at times, exceed Federal insurance limits.

Depreciation and Amortization

Fixed assets are depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the economic useful life of the improvement or the term of the lease.

Revenue Recognition

Commissions revenue earned from customer equity transactions are recorded gross of related brokerage, clearing and exchange fees.

Underwriting income includes gains, losses and fees arising from securities offerings in which the Company acts as an underwriter or agent. Underwriting fees are recorded when earned.

Research fees are determined based on the type and volume of research provided to each customer. The Company recognizes research fees as revenue when they are earned; specifically, when services are provided, there is clear proof that an arrangement exists, amounts are fixed or can be determined and collectability is reasonably assured.

Securities trading gains and losses, recorded net, are associated with the activities of facilitating the execution of securities transactions.

All revenues from securities transactions, including commission revenue, fee income from affiliates and related expenses are recorded on trade date.

Concentrations of Credit Risk

The Company measures exposure to credit risk associated with its activities on an individual counterparty basis and also regularly monitors concentrations and trends in the portfolio. Credit limits are regularly reviewed in light of changing counterparty and market conditions and are monitored daily. The Company has also established concentration limits on the types and credit quality of assets it accepts as collateral, in order to limit undue concentrations in an event of default.

Industry Concentration Risk

The Company's significant industry credit concentration is with financial institutions, including broker-dealers affiliated with banks as well as independent broker-dealers and a third party clearing broker. This concentration arises in the normal course of the Company's financing activities.

Estimated Fair Value of Financial Instruments

The Company values its financial instruments using hierarchy of fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.

The fair value hierarchy can be summarized as follows:

- Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices

that are readily and regularly available in an active market, valuation of these products does not entail significant degree of judgment.

- Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement

Changes in fair value are recognized in earnings each period for financial instruments that are carried at fair value.

The type of instruments that trade in markets that are valued using quoted market prices in active markets are generally classified within Level 1 of the fair value hierarchy.

The types of instruments that trade in markets that are not considered to be active but are valued based on quoted market prices broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency are generally classified within Level 2 of the fair value hierarchy.

Certain instruments are classified within Level 3 of the fair value hierarchy because they trade infrequently and therefore have little or no price transparency. For those instruments that are not traded in active markets or are subject to transfer restrictions valuations are adjusted to reflect illiquidity and/or non-transferability and such adjustments are generally based on available market evidence In the absence of such evidence managements best estimate is used.

As of December 31, 2015, the Company did not hold any financial instruments that met the definition of Level 2 or Level 3 and there was no transfer between levels during the year then ended.

Income Taxes
Deferred tax assets and liabilities are recorded based on temporary differences between the reporting of income and expenses for financial and tax purposes.

Valuation allowances are established for deferred tax assets when it is deemed more likely than not that such assets will not be realized. The Company evaluates the potential need for a valuation allowance on its deferred tax assets each year. In accordance with ASC 740, the Company looks to the availability of carryback claims, the reversal of deferred tax liabilities, tax planning strategies, and future projections of income in assessing whether a valuation allowance is necessary.

The Company files and is included as part of a federal consolidated tax return with its Parent. The Company files separate state and local tax returns. As a result of filing a federal consolidated tax return, in allocating federal current and deferred taxes, it is the policy of the Company and its Parent to take a benefit for loss approach.

Stock-Based Compensation
Stock-based compensation is measured based on the grant date fair value of the awards. These costs are amortized over the vesting period. All stock based compensation plans established are by Itau Unibanco and corresponds to awards that will be settled in shares of Itau Unibanco or cash amounts based on the market value of shares of Itau Unibanco.

Use of Estimates
The preparation of statement of financial condition in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Foreign Currency Translation
Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the statement of financial condition. The Company's functional and reporting currency is the U.S. Dollar.

New Accounting Pronouncements
Standard on Accounting for Leases
On January 13, 2016 the IASB issued new standards on accounting for leases and the FASB issued a similar standard in February 2016. Under the current standard a majority of leases are not reported on a lessee's balance sheet. The new standard will require that lessee's record nearly all leases on the balance sheet. This means recording both a large asset and a large liability on the balance sheet which will have an impact on ratios, such as debt/equity ratios. This will be effective for annual reporting periods beginning on or after January 1, 2019. The Company will review the details of the guidance to determine the impact on the Company's statement of financial condition and to ensure compliance with the new guidance when applicable.

Revenue from Contracts with Customers
In August 2015, the FASB issued an accounting update to clarify the principles of revenue recognition, to develop a common revenue recognition standard across all industries for U.S. GAAP and International Financial Reporting Standards and to provide enhanced disclosures for users of the statement of financial condition. The core principle of this guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This guidance will be effective for annual reporting periods beginning after December 15, 2018. The Company has evaluated this standard will be ready for compliance and does not anticipate any impact on the Company's statement of financial condition.

4. Fixed Assets and Leasehold Improvements

A summary of the components of fixed assets and leasehold improvements at December 31, 2015 is as follows:

Leasehold improvements	$8,239,814
Equipment	$3,619,687
Software	$162,768
Furniture and fixtures	$346,611
	12,368,880
Accumulated depreciation and amortization	(7,674,456)
	$ 4,694,424

5. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) and CFTC Regulation 1.17 each of which requires the maintenance of minimum net capital.

The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items, computed in accordance to the customer protection rule (SEC Rule 15c3-3). CFTC rules require a $45,000 net capital minimum. At December 31, 2015, the Company had net capital of $77,622,566, which was $77,372,566 in excess of the minimum net capital required by SEC Rule 15c3-1.

The Company has performed the computations of its reserve requirement in accordance with the customer reserve computation set forth under SEC Rule 15c3-3 (Customer Protection). At December 31, 2015, the amount required to be held on deposit in "Reserve Bank Account(s)" was $0.

6. Receivable From and Payable to Customers, Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2015, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive, brokers	$10,322,272	$ 3,643,913
Securities failed-to-deliver/receive, customers	2,163,011	8,841,370
Broker-Dealers and clearing organizations	28,426,441	165,803
Total	$40,911,724	$ 12,651,086

The Company clears its customer transactions through other broker-dealers on a fully disclosed basis.

In addition, the Company acts as a chaperone broker-dealer on behalf of its foreign broker-dealer affiliates in accordance with SEC Rule 15a-6. As such, the Company is required to maintain books and records that identify open trades and failed transactions. Additionally the Company is required to take a net capital charge for failed transactions, even if the foreign broker-dealer is required to take a fails charge under foreign law. The Company records all failed-to-deliver as an asset and the corresponding failed-to-receive as a liability on the statement of financial condition.

7. Financing Activities

When acting as an underwriter of securities, the Company may act as the billing and delivery ("B&D") agent for certain deals. In this role, the Company purchases the securities from the issuer and delivers them to the other syndicate members or clients, as applicable. From time to time, the Company may require short-term funding in addition to its own cash in order to purchase the securities from the issuer. During 2015, the Company required $500 million in external unrelated funding from an uncommitted credit facility when acting as the B&D in capital markets activities.

8. Income Taxes

The Company's results of operations are included in a U.S. federal tax return that is filed on a consolidated basis with the Parent. The Company computes its provision for income taxes on a separate company basis. The Company also files, on a separate return basis, various state returns.

The components of the deferred tax assets are as follows:

Deferred tax assets:		
Deferred rent	$	2,221,059
Deferred compensation		5,982,675
Depreciation & amortization		(778,292)
Net Operating Losses		9,772,860
Deferred tax asset		17,198,302
Valuation allowance		(17,198,302)
Deferred tax asset, net	$	-

Management has evaluated the Company's ability to realize the deferred tax asset and has concluded that it is not more likely than not that it can be recognized due to a variety of factors, including uncertain market conditions. For the year ended December 31, 2015, the Company set aside a valuation allowance of 100% of the deferred tax asset.

The Company has an unrecognized tax benefit of $185,183 arising from an uncertain filing position. The uncertain filing position will be reduced in future years as it is due to a temporary difference which will reverse. Liabilities for interest and penalties, if any, are included as accounts payable and accrued expenses in the statement of financial condition. As of December 31, 2015, the Company did not record any interest, penalties, or liabilities relating to the uncertain filing position.

In determining whether the Company has an uncertain tax position, the Company applies the principles of ASC 740-10 *Accounting for Uncertainty in Income Taxes*. Accordingly, the Company applies the recognition and measurement approach in determining whether any liabilities should be established for its uncertain tax positions.

The Company's federal, New York City, New York State, Connecticut, California, and Massachusetts 2013 - 2014 tax returns are open to examination by the taxing authorities of each respective jurisdiction.

9. Employee Benefit Plans

The Company sponsors a defined contribution 401(k) plan ("the Plan") in which substantially all employees are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limits.

10. Deferral Bonus Program

The Company's ultimate parent, Itau-Unibanco, operates a cash bonus deferral program. Under the program a portion of an individual's bonus over a certain threshold amount is deferred and vests over a 3 year period, payable in three annual payments over the next three years. Deferred amounts granted to Managing Directors ("MDs") from 2014 onwards are tied to the share price of ITUB4 (listed

on the Brazilian stock exchange) in Brazilian Real, unadjusted for any foreign exchange fluctuation. Deferred amounts for all other employees (inclusive of MDs prior to 2014) accrue interest at LIBOR. An individual with a deferral must be an employee of the Company on each vesting date to be eligible to receive payment. Total deferred bonuses as of December 31, 2015 under this program was $6,668,080. This amount represents future commitments that will be expensed when vested and are not included in the December 31, 2015 statement of financial condition.

The Company has entered into employment contracts with certain of its employees. These contracts commit the Company to make certain payments to the employee, generally over a 3 year period, as long as they do not resign or are terminated for cause. The total unvested obligation under these commitments at December 31, 2015 was $230,326. This amount represents future commitments that will be expensed when vested and are not included in the December 31, 2015 statement of financial condition.

In addition, the Company has outstanding commitments connected to employees terminated on or before December 31, 2015. The total obligation has been recorded as of December 31, 2015 under these commitments was $1,272,375.

11. Restricted Stock Unit Program

Certain employees of the Company were eligible to participate in Itau Unibanco's stock award plans (the "Stock Plans"). The purpose of the Stock Plans was to provide long-term incentive compensation, in the form of Itau Unibanco's stock related awards, to employees of the Company. The last grant date of such awards was February 27th, 2012 and this program is no longer offered to employees. All awards will be fully vested by 2017.

Eligible employees were allowed to invest a percentage of their bonus to acquire shares of Itau Unibanco. Title to the shares acquired vest over 5 years. Upon elections to acquire such shares, Restricted Awards were granted in accordance with the classification of the employee. The Restricted Awards convert into shares of Itau Unibanco Holding with no payment in cash upon vesting date.

The Company measures compensation cost related to restricted awards based on the market value of Itau Unibanco's common shares at the date of grant and amortizes that expense over the vesting period.

The following table summarizes the restricted stock activity during 2015.

	Awards
Outstanding at the beginning of the year	97,795
Granted	-
Vested	(49,873)
Forfeited	-
Outstanding at the end of the year	47,922

The cost of the 47,922 unvested shares will be fully amortized by February, 2017.

12. Phantom Share-linked Instruments Program

Certain employees are entitled to invest a percentage of their cash and deferred bonus to receive a future cash amount linked to the market value of common shares of Itau Unibanco at a vesting date in accordance with stipulated vesting conditions. The company terms this investment as "Phantom Shares". With respect to the deferred portion acquired, 1/3 shall have a vesting period of 1 year, 1/3 shall have a vesting period of 2 years and 1/3 shall have a vesting period of 3 years, all calculated from the grant date. Additionally, under the terms of the Program, the Company matches the net cash equivalent of the employee's investment (own and deferred) at a ratio of 75% (150% if Managing Director). Employees earn this "matching" as these vest 50% over 3 years and the remaining 50% over the succeeding 5 years. When employees are terminated or choose to retire they forfeit the unvested portions.

Payments to the own and deferred phantom shares are made 3 (50%) and 5 years (50%) from the grant date. Payments to the matched phantom shares are made 5 and 8 years from the grant date. The employee is not entitled to any shares in kind; all payments are made in cash.

The Company measures compensation cost related to the share-linked instruments by calculating the marked-to-market value of the granted shares based on the closing price of Itau Unibanco Holding's preferred shares at the year ended December 31, 2015 and amortizes that expense over the vesting period.

	2015 Awards	Weighted Average Fair Value
Outstanding at the beginning of the year	171,667	$ 12.26
Granted	154,158	6.87
Vested	(161,552)	6.87
Forfeited		-
Outstanding at the end of the year	164,273	$ 6.87

13. Commitments and Contingencies

The Company leases office space under non-cancelable operating leases with third parties. The office space lease agreement, in addition to base rent, is subject to escalation based on certain costs incurred by the landlord. The annual expense incurred is generally in excess of the minimum annual rental commitment due to additional utility and maintenance charges allocated to the Company under the terms of the lease.

Minimum future lease commitments under non-cancelable leases at December 31, 2015 are as follows:

Year	Amount
2016	$ 6,669,364
2017	6,669,364
2018	6,669,364
2019	6,709,109
2020	7,078,844
Thereafter	72,195,603

The Company has an uncollateralized stand-by letter of credit issued by a third party bank on deposit with the landlord of $3,364,634.

The Company has month-to-month sub-lease arrangements with several affiliates.

14. Off-Balance Sheet Risk

In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. The Company introduces all of its customer domestic transactions to a third-party clearing broker and all of its customer international transactions to affiliates, which are not reflected in the statement of financial condition, who clear such transactions on a "fully disclosed" basis. The clearing broker may charge the Company for introduced client nonperformance, pursuant to the terms of these agreements. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2015, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

15. Related Party Transactions

The Company enters into certain transactions and service arrangements with affiliates, some of which are subject to service level agreements. All of these affiliates, which include offshore broker-dealers and banking institutions, are beneficially owned by the ultimate parent Itau Unibanco. In addition the Company executes, clears, and custodies certain of its securities transactions with affiliates. The Company at times is also referred underwriting transactions from the ultimate parent Itau Unibanco. Some of these transactions are denominated in foreign currencies.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2015:

Assets		
Receivable from clearing affiliates	$	61,240
Receivable from broker-dealers, and financial institutions		4,612,653
Receivable from affiliates		4,333,244
Total assets		**9,007,137**
Liabilities		
Payable to broker-dealers, and financial institutions		3,064,866
Payable to affiliates		657,455
Total liabilities	**$**	**3,722,321**

16. Fair Value of Financial Instruments

ASC 825, Financial Instruments requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management estimates that the fair value of the financial instruments recognized on the statement of financial

condition (including receivables, payables and accrued expenses) approximates the carrying value as such financial instruments are short-term in nature. These assets would be considered Level 2 in the fair value hierarchy.

17. Legal Proceedings

The Company is involved in three lawsuits concerning matters arising in connection with the conduct of the Company's businesses. These proceedings are in early stages and these cases seek an indeterminate amount of damages. With respect to the proceedings, management is generally unable to estimate a range of reasonably possible loss for matters, including where (i) actual or potential plaintiffs have not claimed an amount of money damages, (ii) the matters are in early stages, (iii) there is uncertainty as to the likelihood of class being certified or the ultimate size of the class, (iv) there is uncertainty as to the outcome of pending appeals or motions, (v) there are significant factual issues to be resolved, and/or (vi) there are novel legal issues presented.

Management does not believe, based on currently available information and on consultation with its legal counsel that the outcomes of any matters will have material adverse effect on the Company's statement of financial condition.

18. Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through March 4, 2016. Based on this evaluation, the Company has determined that no subsequent events have occurred, which require recognition or disclosure in the statement of financial condition.